EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,					12 Months Ended March 31,	Three Months Ended March 31, (1)
In thousands, except share data	2014	2013	2012	2011	2010	2015	2015
Fixed Charges, as defined:
Interest on Long-Term Debt	$40,066	$40,825	$39,175	$37,515	$39,198	$39,029	$9,429
Other Interest	2,718	2,709	2,314	2,976	1,587	2,801	716
Amortization of Debt Discount and Expense	1,963	1,877	1,848	1,729	1,766	1,917	433
Interest Portion of Rentals	2,302	1,910	1,864	2,213	2,130	2,289	501
Total Fixed Charges, as defined	47,049	47,321	45,201	44,433	44,681	46,036	11,079
Earnings, as defined:
Net Income	58,692	60,538	58,779	63,044	72,013	49,294	28,486
Taxes on Income	41,643	41,705	43,403	42,825	49,033	33,741	19,083
Fixed Charges, as above	47,049	47,321	45,201	44,433	44,681	46,036	11,079
Total Earnings, as defined	$147,384	$149,564	$147,383	$150,302	$165,727	$129,071	$58,648
Ratios of Earnings to Fixed Charges	3.13	3.16	3.26	3.38	3.71	2.80	5.29

(1)
A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.